Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

Instructions for completing

 the acceptance form

The offer document from Noble Corporation plc contains an acceptance form, which you are requested to complete if you wish to accept the Exchange Offer. You can get information about your shareholdings and VP account number in your online bank or by contacting your account holding institution. It is recommended to accept online or submit the acceptance form to your account holding institution as soon as possible for the sake of further processing to Danske Bank, who is responsible for the settlement of the Exchange Offer on behalf of Noble Corporation plc. Please note that the deadline for accepting the Exchange Offer may be earlier if you are not a customer of Danske Bank. This is to give your account holding institution the necessary time to process and pass on the acceptance to Danske Bank.

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Important information

This document has been prepared for information purposes only.

 Any decision to accept the share exchange offer by Noble Corporation plc (“the combined company”) must be made independently of this document and only based on the information contained in the offer document of 8 August 2022 and the exemption document of 8 August 2022, including any amendments or supplements thereto. The offer document and the exemption document have each been prepared and published by the combined company, and shareholders of The Drilling Company of 1972 A/S (“Maersk Drilling”) are encouraged to read the terms and conditions for the exchange offer in the offer document. The Danish Financial Supervisory Authority’s approval of the exemption document shall not be interpreted as a validation of the exchange offer. Participation in the exchange offer may in certain jurisdictions be restricted by law.

Additional Information and Where to Find It

In connection with the proposed business combination transaction, the combined company has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) that includes (1) a proxy statement of Noble Corporation (“Noble”) that also constitutes a prospectus for the combined company in connection with the issuance of its shares to Noble shareholders and (2) an offering prospectus for the combined company to be used in connection with the combined company’s offer to exchange shares in Maersk Drilling for shares of the combined company. The combined company has also filed an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMBINED COMPANY AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINED COMPANY, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by the combined company and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This document does not constitute any recommendation to accept the combined business’ submitted exchange offer regarding the securities coved by the offer document. The document does not constitute nor is it a part of nor may it be interpreted as an offer to sell or issue or an recommendation to purchase or subscribe securities in Maersk Drilling, the combined company or Noble in any jurisdiction or an invitation to conduct any investment activities in any jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Maersk Drilling shareholders are encouraged to carefully consider all information in the offer document and the exemption document, which the combined company published on 8 August 2022, including the risk factors described in the exemption document, before making any decision on accepting the combined company’s exchange offer. The risk factors and uncertainties that are described in the exemption document are the risks that the management of the combined company at this point in time assesses to be the most significant but are not the only risk factors and uncertainties. There are additional risk factors and uncertainties, including risks that the management of the combined company is not aware of or as of now does not consider material, which may be material in the future and may cause a negative impact on the shares covered by the exchange offer.

Neither this document nor any part or copy hereof may be carried, published, distributed, directly or indirectly, in or to any jurisdiction where to do so would constitute a violation of applicable laws or regulations of such jurisdiction. Any person that comes in possession of this document must comply with all such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

In any member state within the European Economic Area, except for Denmark, that is subject to Regulation (EU) 2017/1129 (including applicable implementing provisions “Prospectus Regulation”), this document is only addressed to and a solicitation to Maersk Drilling shareholders in such member state that complies with provisions for exemption of the obligation to publish a prospectus, including qualified investors.

Forward-Looking Statements

This document may contain forward-looking statements, within the meaning of United States federal securities laws, which may apply to this transaction, including benefits of the transaction, the expected timing of the transaction, the products and

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services rendered by Noble and Maersk Drilling and the markets that companies operate in, and Noble’s and Maersk Drilling’s expected future financial and operating results, which contains risks and uncertainties. These forward-looking statements are generally identified by terminology such as “aim,” “assess,” “continue,” “expect,” “anticipate,” “plan,” “seek,” “will, “can, “may,” “will,” “would,” “could,” “should,” “project,” “target,” “possibly,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forwardlooking. Other forward-looking statements may be identified in the context in which the statement exists. These forward-looking statements are based upon expectations as of the date the statements are given, and the actual results can and will often differ materially from those expressed or implied by such forward-looking statements. Forwardlooking statements are based on a number of assumptions of which many are based on further assumptions, including without limitation the management of the combined company’s review of the historical operating results and information in memorandums and data from third parties. Although the combined company believes that the expectations reflected in these forward-looking statements are reasonable when made, such forward-looking statements are related with significant known and unknown risks, uncertainties, unforeseen events and other material circumstances that is difficult or impossible to foresee, or that are beyond the control of Maersk Drilling, Noble and/or the combined company. Such risks, uncertainties, unforeseen events and other material circumstances may mean that the results of Maersk Drilling, Noble and/ or the combined company differ materially from the results expressed or implied by such forward-looking statements. You should carefully consider the mentioned factors and other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed from time to time by Noble and Topco with the SEC, and those described in Maersk Drilling’s annual report, relevant reports and other documents that are published from time to time by Maersk Drilling. The combined company, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

All forward-looking information, opinions and statements that may be included in this document, only speaks to the date of this document and can be changed without notice. Except as required by law, the combined company, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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